United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2009

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2009 are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 13, 2009	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

TABLE OF CONTENTS

Consolidated balance sheet	p 4

Condensed consolidated income statement	p 5

Condensed consolidated statement of comprehensive income	p 5

Condensed consolidated statement of changes in equity	p 6

Condensed consolidated cash flow statement	p 7

Notes to the condensed consolidated interim financial statements	p 8

Unaudited	Page 3

CONDENSED CONSOLIDATED BALANCE SHEET

EUR millions	Notes	June 30, 2009	Dec. 31, 2008

ASSETS
Intangible assets	6	5,182	5,425
Investments	4	131,533	130,481
Investments for account of policyholders	5	112,107	105,400
Derivatives		2,981	8,057
Investments in associates		660	595
Reinsurance assets		5,086	5,013
Defined benefit assets		403	448
Deferred tax assets		1,337	1,447
Deferred expenses and rebates	7	12,160	12,794
Other assets and receivables		7,178	7,376
Cash and cash equivalents		6,816	10,223

Total assets		285,443	287,259

EQUITY AND LIABILITIES
Shareholders’ equity		7,642	6,055
Convertible core capital securities		3,000	3,000
Other equity instruments		4,703	4,699
Minority interest		7	6

Group equity		15,352	13,760
Trust pass-through securities		137	161
Subordinated borrowings		8	41
Insurance contracts		94,081	97,377
Insurance contracts for account of policyholders		63,622	60,808
Investment contracts		32,424	36,231
Investment contracts for account of policyholders		50,116	45,614
Derivatives		3,974	6,089
Borrowings	9	7,867	5,339
Provisions		484	495
Defined benefit liabilities		2,088	2,080
Deferred revenue liability		35	42
Deferred tax liabilities		406	424
Other liabilities		14,507	18,237
Accruals		342	561

Total liabilities		270,091	273,499

Total equity and liabilities		285,443	287,259

Unaudited	Page 4

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q2 2009	Q2 2008	Ytd 2009	Ytd 2008

Premium income	10	4,550	5,592	10,540	11,907
Investment income	11	2,191	2,436	4,441	4,858
Fee and commission income		380	424	780	858
Other revenues		—	2	1	3

Total revenues		7,121	8,454	15,762	17,626
Income from reinsurance ceded		454	414	915	749
Results from financial transactions	12	7,022	(2,308)	(232)	(11,208)
Other income		—	—	2	—

Total income		14,597	6,560	16,447	7,167

Benefits and expenses		14,041	6,016	15,797	6,286
Impairment charges / (reversals)	13	413	101	843	135
Interest charges and related fees		106	111	226	206
Other charges	14	385	—	386	—

Total charges		14,945	6,228	17,252	6,627

Share in result of associates		10	11	12	20

Income / (loss) before tax		(338)	343	(793)	560
Income tax		177	(67)	459	(131)

Net income / (loss)		(161)	276	(334)	429

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		(161)	276	(334)	429

Earnings and dividend per share (EUR per share)
Basic earnings per share*		(0.21)	0.08	(0.36)	0.15
Diluted earnings per share*		(0.21)	0.08	(0.36)	0.15
Dividend per common share		—	0.30	—	0.30

Net income per common share calculation
Net income		(161)	276	(334)	429
Preferred dividend		(122)	(112)	(122)	(112)
Coupons on perpetuals		(45)	(45)	(93)	(91)

Net income / (loss) attributable to common shareholders		(328)	119	(549)	226

Weighted average number of common shares outstanding		1,516	1,499	1,516	1,499

* After deduction of preferred dividend and coupons on perpetuals CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
EUR millions		Q2 2009	Q2 2008	Ytd 2009	Ytd 2008

Net income / (loss)		(161)	276	(334)	429
Other comprehensive income:

Gross movement in foreign currency translation reserve		(447)	123	31	(970)
Gross movement in revaluation reserves		4,691	(1,292)	2,945	(3,561)
Tax relating to components of other comprehensive income		(1,188)	354	(838)	1,140
Other		17	13	(2)	—

Other comprehensive income for the period		3,073	(802)	2,136	(3,391)
Total comprehensive income		2,912	(526)	1,802	(2,962)

Total comprehensive income attributable to:
Equity holders of AEGON N.V.		2,912	(527)	1,801	(2,962)
Minority interest		—	1	1	—

Unaudited	Page 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Total Share capital	Retained earnings	Revaluation and hedging reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total

Six months ended June 30, 2009

At beginning of year	7,347	8,093	(7,167)	(2,218)	3,000	4,699	13,754	6	13,760

Revaluations	—	—	2,656	—	—	—	2,656	—	2,656
Disposal of group assets	—	—	59	—	—	—	59	—	59
Gains/(losses) transferred to income statement on disposal and impairment	—	—	355	—	—	—	355	—	355
Equity movements of associates	—	—	—	(11)	—	—	(11)	—	(11)
Foreign currency translation differences	—	—	(132)	—	—	—	(132)	—	(132)
Movement in foreign currency translation reserve and net foreign investment hedging reserves	—	—	—	82	—	—	82	—	82
Aggregate tax effect of items recognized directly in equity	—	—	(889)	—	—	—	(889)	—	(889)
Other	—	8	7	—	—	—	15	1	16

Net income / (loss) recognized directly in equity	—	8	2,056	71	—	—	2,135	1	2,136
Net income / (loss) recognized in the income statement	—	(334)	—	—	—	—	(334)	—	(334)

Total comprehensive income / (loss) for the first six months ended June 30, 2009	—	(326)	2,056	71	—	—	1,801	1	1,802

Treasury shares	—	2	—	—	—	—	2	—	2
Preferred dividend	—	(122)	—	—	—	—	(122)	—	(122)
Coupons on perpetuals	—	(93)	—	—	—	—	(93)	—	(93)
Share options	—	—	—	—	—	4	4	—	4
Other	—	(1)	—	—	—	—	(1)	—	(1)

At end of period	7,347	7,553	(5,111)	(2,147)	3,000	4,703	15,345	7	15,352

[1] Issued capital and reserves attributable to equity holders of AEGON N.V.

EUR millions	Total Share capital	Retained earnings	Revaluation and hedging reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [1]	Minority interest	Total

Six months ended June 30, 2008

At beginning of year	7,359	10,349	(516)	(2,041)	—	4,795	19,946	16	19,962

Revaluations	—	—	(3,608)	—	—	—	(3,608)	—	(3,608)
Gains/(losses) transferred to income statement on disposal and impairment	—	—	23	—	—	—	23	—	23
Equity movements of associates	—	—	—	(11)	—	—	(11)	—	(11)
Foreign currency translation differences	—	—	82	—	—	—	82	—	82
Movement in foreign currency translation reserve and net foreign investment hedging reserves	—	—	—	(948)	—	—	(948)	—	(948)
Aggregate tax effect of items recognized directly in equity	—	—	1,118	—	—	—	1,118	—	1,118
Other	—	11	(58)	—	—	—	(47)	—	(47)

Net income / (loss) recognized directly in equity	—	11	(2,443)	(959)	—	—	(3,391)	—	(3,391)
Net income / (loss) recognized in the income statement	—	429	—	—	—	—	429	—	429

Total comprehensive income / (loss) for the first six months ended June 30, 2008	—	440	(2,443)	(959)	—	—	(2,962)	—	(2,962)

Treasury shares	—	(75)	—	—	—	—	(75)	—	(75)
Dividends paid on common shares	—	(290)	—	—	—	—	(290)	—	(290)
Preferred dividend	—	(112)	—	—	—	—	(112)	—	(112)
Coupons on perpetuals	—	(91)	—	—	—	—	(91)	—	(91)
Share options	—	—	—	—	—	10	10	—	10

At end of period	7,359	10,221	(2,959)	(3,000)	—	4,805	16,426	16	16,442

[1]	Issued capital and reserves attributable to equity holders of AEGON N.V.

Unaudited	Page 6

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	Ytd 2009	Ytd 2008

Cash flow from operating activities	(5,450)	4,779

Purchases and disposals of intangible assets	(3)	(4)
Purchases and disposals of equipment and other assets	(20)	104
Purchases, disposals and dividends of subsidiaries and associates	(55)	(177)

Cash flow from investing activities	(78)	(77)

Issuance and purchase of share capital	2	(75)
Dividends paid	(122)	(402)
Issuances, repayments and coupons of convertible capital securities	(121)	—
Issuances, repayments and coupons of perpetuals	(125)	(123)
Issuances, repayments and finance interest on borrowings	1,912	179

Cash flow from financing activities	1,546	(421)

Net increase/(decrease) in cash and cash equivalents	(3,982)	4,281

Net cash and cash equivalents at January 1	9,506	7,385
Effects of changes in exchange rate	127	(103)

Net cash and cash equivalents at end of period	5,651	11,563

Unaudited	Page 7

Notes to the condensed consolidated interim financial statements

Amounts in EUR million, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the 6 month period ended June 30, 2009, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU), with IFRS as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for full financial statements and should therefore be read together with the 2008 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2008.

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value.

The published figures in these condensed consolidated interim financial statements are unaudited. The condensed consolidated financial statements were approved by the Executive Board on August 12, 2009.

2. Significant accounting policies

Except for the changes highlighted below, all accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2008 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and adopted by the European Union.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009:

IFRS 8 ‘Operating segments’. This standard requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary (geographical) and secondary (business) reporting segments of the Group.

Under IFRS 8, AEGON’s operating segments are based on the businesses as presented in internal reports that are regularly reviewed by the executive board which is regarded as the “chief executive decision maker”. The operating segments are:

•	AEGON Americas. Main business lines include life and protection, individual savings and retirement, pensions and asset management, institutional products and life reinsurance.

•	AEGON The Netherlands. Main business lines include life and protection, individual savings and retirement, pensions and asset management, distribution and general insurance.

•	AEGON United Kingdom. Main business lines include life and protection, pensions and asset management and distribution.

•

Other countries. Other countries include the country units Central and Eastern Europe, other European countries, European variable annuities and Asia. Main business lines include life and protection, pensions and asset management and general insurance.

•	Holding and other activities. Includes finance, employee and other administrative expenses of the group staff functions.

This report includes a non-IFRS financial measure: Underlying earnings before tax. AEGON believes this non-IFRS measure, together with the IFRS measure (Net income), provides a meaningful measure for the investing public to evaluate AEGON’s business relative to the businesses of our peers. In addition, underlying earnings is a key performance indicator on which the executive board manages AEGON’s performance. The reconciliation of this measure to the most comparable IFRS measure is shown in table Segment reporting on page 11.

The adoption of IFRS 8 did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

Unaudited	Page 8

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These includes assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings. The long-term expected return for these guarantees is set at zero.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread are excluded from underlying earnings.

IAS 1 (revised) ‘Presentation of financial statements’ The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line.

In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expenses, either in one single statement, or in two linked statements. AEGON has elected to present two statements. The adoption of this standard did not have any impact on equity or net income. In accordance with the transitional requirements of the standard, AEGON has provided full comparative information.

IFRS 2 ‘Share-based Payment – Vesting Conditions and Cancellations’

The Standard has been amended to clarify the definition of vesting conditions and to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

Amendment to IFRS 7 ‘Financial Instruments: Disclosures’. The amendment increases the disclosure requirements about fair value measurement and amends the disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures about financial instruments and requires some specific quantitative disclosures for those instruments classified in the lowest level in the hierarchy. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. It also requires a maturity analysis for financial assets where the information is needed to understand the nature and context of liquidity risk. The Group will make additional relevant disclosures in its consolidated financial statements ending December 31, 2009.

IAS 23 ‘Borrowing Costs (revised)’

The standard has been revised to require capitalization of borrowing costs on qualifying assets. This amendment is not relevant to the Group as the Group already has a policy to capitalize borrowing costs.

In addition, the following new standards, amendments to existing standards and interpretations are mandatory for the first time for the financial year beginning January 1, 2009 but are not currently relevant for the Group:

•	IFRIC 16 ‘Hedges of a net investment in a foreign operation’;

•	Amendments to IAS 39 ‘Eligible hedged items’;

•	Improvements to IFRS (2008).

Unaudited	Page 9

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative for full year results.

Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements:

Income statement items: average rate 1 EUR = USD 1.3349 (2008: USD 1.5309); 1 EUR = GBP 0.8920 (2008: GBP 0.7763).

Balance sheet items: closing rate 1 EUR = USD 1.4134 (2008: USD 1.5764; year-end 2008: USD 1.3917); 1 EUR = GBP 0.8521 (2008: GBP 0.7923; year-end 2008: GBP 0.9525).

Unaudited	Page 10

3. Segment information

3.1 Income statement

Three months ended June 30, 2009

Segment information

EUR millions	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Three months ended June 30, 2009

Underlying earnings before tax geographically	280	129	20	47	(68)	(4)	404
Over/(under) performance of fair value items	181	(53)	2	2	(163)	—	(31)

Total operating earnings before tax	461	76	22	49	(231)	(4)	373
Gains/(losses) on investments	(3)	(42)	28	2	50	—	35
Impairment charges	(349)	(31)	(35)	—	—	—	(415)
Impairment reversals	19	3	—	—	—	—	22
Other income/(charges)	(1)	—	33	(385)	—	—	(353)

Income before tax	127	6	48	(334)	(181)	(4)	(338)
Income tax	155	(2)	(28)	(9)	61	—	177

Net income	282	4	20	(343)	(120)	(4)	(161)

Inter-segment underlying earnings	(21)	(13)	1	(2)	35	—	—

Revenues
Life insurance gross premiums	1,472	442	1,796	185	—	—	3,895
Accident and health insurance	439	40	—	13	—	—	492
General insurance	—	128	—	35	—	—	163

Total gross premiums	1,911	610	1,796	233	—	—	4,550
Investment income	991	572	578	40	49	(39)	2,191
Fee and commission income	218	93	42	27	—	—	380

Total revenues	3,120	1,275	2,416	300	49	(39)	7,121

Inter-segment revenues	1	(2)	1	—	39	—	39

Three months ended June 30, 2008
EUR millions	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Three months ended June 30, 2008

Underlying earnings before tax geographically	441	116	48	29	(40)	2	596
Over/(under) performance of fair value items	100	(37)	—	—	(15)	—	48

Total operating earnings before tax	541	79	48	29	(55)	2	644
Gains/(losses) on investments	(47)	(115)	—	5	(55)	—	(212)
Impairment charges	(84)	(4)	(12)	—	—	—	(100)
Impairment reversals	2	—	—	—	—	—	2
Other income/(charges)	—	—	9	—	—	—	9

Income before tax	412	(40)	45	34	(110)	2	343
Income tax	(115)	45	(13)	(14)	30	—	(67)

Net income	297	5	32	20	(80)	2	276

Inter-segment underlying earnings	(60)	(37)	(1)	(3)	101	—	—

Revenues
Life insurance gross premiums	1,420	570	2,527	451	—	—	4,968
Accident and health insurance	409	34	—	14	—	—	457
General insurance	—	129	—	38	—	—	167

Total gross premiums	1,829	733	2,527	503	—	—	5,592
Investment income	1,082	581	687	65	53	(32)	2,436
Fee and commission income	230	101	63	30	—	—	424
Other revenues	1	—	—	1	—	—	2

Total revenues	3,142	1,415	3,277	599	53	(32)	8,454

Inter-segment revenues	—	1	—	—	31	—	32

Unaudited	Page 11

Six months ended June 30, 2009

Segment information

EUR millions	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Six months ended June 30, 2009
Underlying earnings before tax geographically	212	201	27	77	(134)	(1)	382
Over/(under) performance of fair value items	149	(243)	(1)	3	(136)	—	(228)

Total operating earnings before tax	361	(42)	26	80	(270)	(1)	154

Gains/(losses) on investments	25	68	38	6	71	—	208
Impairment charges	(635)	(109)	(49)	(5)	(5)	—	(803)
Impairment reversals	21	3	—	—	—	—	24
Other income/(charges)	—	—	9	(385)	—	—	(376)

Income before tax	(228)	(80)	24	(304)	(204)	(1)	(793)
Income tax	377	43	2	(30)	67	—	459

Net income	149	(37)	26	(334)	(137)	(1)	(334)

Inter-segment underlying earnings	(13)	(9)	1	(3)	24	—	—
Revenues
Life insurance gross premiums	2,971	2,010	3,616	525	—	—	9,122
Accident and health insurance	892	146	—	42	—	—	1,080
General insurance	—	266	—	72	—	—	338

Total gross premiums	3,863	2,422	3,616	639	—	—	10,540
Investment income	2,133	1,074	1,095	117	119	(97)	4,441
Fee and commission income	440	199	86	55	—	—	780
Other revenues	—	—	—	1	—	—	1

Total revenues	6,436	3,695	4,797	812	119	(97)	15,762

Inter-segment revenues	1	(1)	2	—	95	—	97

Six months ended June 30, 2008
	Americas	The Netherlands	United Kingdom	Other countries	Holding and other activities	Eliminations	Total
Six months ended June 30, 2008
Underlying earnings before tax geographically	919	229	93	68	(63)	8	1,254
Over/(under) performance of fair value items	(274)	(191)	—	—	72	—	(393)

Total operating earnings before tax	645	38	93	68	9	8	861

Gains/(losses) on investments	(94)	(39)	3	5	(1)	—	(126)
Impairment charges	(103)	(21)	(12)	(1)	—	—	(137)
Impairment reversals	7	—	—	—	—	—	7
Other income/(charges)	—	—	(45)	—	—	—	(45)

Income before tax	455	(22)	39	72	8	8	560
Income tax	(184)	46	34	(24)	(3)	—	(131)

Net income	271	24	73	48	5	8	429

Inter-segment underlying earnings	(39)	(20)	—	(2)	61	—	—
Revenues
Life insurance gross premiums	2,894	2,028	4,785	834	—	—	10,541
Accident and health insurance	831	152	—	43	—	—	1,026
General insurance	—	263	—	77	—	—	340

Total gross premiums	3,725	2,443	4,785	954	—	—	11,907
Investment income	2,284	1,128	1,283	126	113	(76)	4,858
Fee and commission income	472	212	123	51	—	—	858
Other revenues	2	—	—	1	—	—	3

Total revenues	6,483	3,783	6,191	1,132	113	(76)	17,626

Inter-segment revenues	1	—	—	—	75	—	76

Unaudited	Page 12

3.2 Investments geograhpically

At June 30, 2009

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At June 30, 2009	Americas	The Netherlands	United Kingdom	Other countries	Holding & other activities	Eliminations	Total EUR
		Investments
1,536	41	Shares	1,086	604	48	54	—	(2)	1,790
81,833	5,807	Bonds	57,898	19,743	6,815	1,795	1,029	—	87,280
18,270	10	Loans	12,927	11,344	11	702	—	—	24,984
20,795	—	Other financial assets	14,713	142	—	57	—	—	14,912
697	—	Investments in real estate	493	2,074	—	—	—	—	2,567

123,131	5,858	Investments general account	87,117	33,907	6,874	2,608	1,029	(2)	131,533
—	17,712	Shares	—	6,034	20,786	571	—	(8)	27,383
—	12,327	Bonds	—	12,987	14,467	342	—	—	27,796
62,000	2,948	Separate accounts and investment funds	43,866	—	3,459	944	—	—	48,269
—	5,468	Other financial assets	—	1,044	6,418	189	—	—	7,651
—	858	Investments in real estate	—	—	1,008	—	—	—	1,008

62,000	39,313	Investments for account of policyholders	43,866	20,065	46,138	2,046	—	(8)	112,107

185,131	45,171	Investments on balance sheet	130,983	53,972	53,012	4,654	1,029	(10)	243,640
110,194	1,965	Off balance sheet investments third parties	77,963	11,800	2,306	6,106	—	—	98,175

295,325	47,136	Total revenue generating investments	208,946	65,772	55,318	10,760	1,029	(10)	341,815

		Investments
98,591	5,769	Available-for-sale	69,754	20,396	6,770	1,705	1,029	—	99,654
18,270	10	Loans	12,927	11,344	11	702	—	—	24,984
—	—	Held-to-maturity	—	—	—	51	—	—	51
67,573	38,534	Financial assets at fair value through profit or loss	47,809	20,158	45,223	2,196	—	(10)	115,376
697	858	Investments in real estate	493	2,074	1,008	—	—	—	3,575

185,131	45,171	Total investments on balance sheet	130,983	53,972	53,012	4,654	1,029	(10)	243,640

93	13	Investments in associates	66	55	15	522	4	(2)	660
31,653	6,245	Other assets	22,394	6,867	7,328	1,240	14,311	(10,997)	41,143

216,877	51,429	Consolidated total Assets	153,443	60,894	60,355	6,416	15,344	(11,009)	285,443

At December 31, 2008

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holding & other activities	Eliminations	Total EUR
		Investments
1,436	39	Shares	1,031	1,297	41	183	52	(2)	2,602
83,846	4,915	Bonds	60,247	18,298	5,161	4,827	20	—	88,553
19,194	10	Loans	13,792	10,416	10	1,116	—	—	25,334
15,635	—	Other financial assets	11,235	112	—	117	—	—	11,464
679	—	Investments in real estate	488	2,040	—	—	—	—	2,528

120,790	4,964	Investments general account	86,793	32,163	5,212	6,243	72	(2)	130,481
—	17,360	Shares	—	6,416	18,225	167	—	(9)	24,799
—	12,675	Bonds	—	11,675	13,307	330	—	—	25,312
58,943	2,381	Separate accounts and investment funds	42,353	—	2,500	1,420	—	—	46,273
—	6,376	Other financial assets	—	1,042	6,693	150	—	—	7,885
—	1,077	Investments in real estate	—	—	1,131	—	—	—	1,131

58,943	39,869	Investments for account of policyholders	42,353	19,133	41,856	2,067	—	(9)	105,400

179,733	44,833	Investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881
106,434	2,289	Off balance sheet investments third parties	76,478	11,783	2,403	5,299	—	—	95,963

286,167	47,122	Total revenue generating investments	205,624	63,079	49,471	13,609	72	(11)	331,844

		Investments
94,444	4,859	Available-for-sale	67,862	19,110	5,101	2,602	72	—	94,747
19,194	10	Loans	13,792	10,416	10	1,116	—	—	25,334
—	—	Held-to-maturity	—	—	—	2,269	—	—	2,269
65,416	38,887	Financial assets at fair value through profit or loss	47,004	19,730	40,826	2,323	—	(11)	109,872
679	1,077	Investments in real estate	488	2,040	1,131	—	—	—	3,659

179,733	44,833	Total investments on balance sheet	129,146	51,296	47,068	8,310	72	(11)	235,881

30	13	Investments in associates	21	55	13	503	4	(2)	594
36,795	7,192	Other assets	26,440	12,460	7,552	1,660	17,395	(14,723)	50,784

216,558	52,038	Consolidated total Assets	155,607	63,811	54,633	10,473	17,471	(14,736)	287,259

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4. Investments

INVESTMENTS

EUR millions	June 30, 2009	Dec. 31, 2008
Available-for-sale (AFS)	99,654	94,747
Loans	24,984	25,333
Held-to-maturity (HTM)	51	2,270
Financial assets at fair value through profit or loss (FVTPL)	4,277	5,603

Financial assets, excluding derivatives	128,966	127,953
Investments in real estate	2,567	2,528

Total Investments for general account	131,533	130,481

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	1,053	737	—	—	1,790
Bonds	85,511	1,718	51	—	87,280
Money market and other short term investments	12,093	81	—	—	12,174
Mortgages	—	—	—	20,824	20,824
Private loans	—	—	—	812	812
Deposits with financial institutions	—	—	—	1,069	1,069
Policy loans	—	—	—	2,068	2,068
Receivables out of share lease agreements	—	—	—	46	46
Other	997	1,741	—	165	2,903

June 30, 2009	99,654	4,277	51	24,984	128,966

	AFS	FVTPL	HTM	Loans	Total
Shares	1,429	1,173	—	—	2,602
Bonds	84,019	2,282	2,255	—	88,556
Money market and other short term investments	8,318	146	—	—	8,464
Mortgages	—	—	—	20,166	20,166
Private loans	—	—	—	822	822
Deposits with financial institutions	—	—	—	1,640	1,640
Policy loans	—	—	—	2,473	2,473
Receivables out of share lease agreements	—	—	—	54	54
Other	981	2,002	15	178	3,176

Dec. 31, 2008	94,747	5,603	2,270	25,333	127,953

5. Investments for account of policyholders

INVESTMENTS FOR ACCOUNT OF POLICYHOLDERS

	June 30, 2009	Dec. 31, 2008
Shares	27,383	24,799
Debt securities	27,796	25,312
Money market and short-term investments	3,556	3,761
Deposits with financial institutions	3,038	3,070
Separate accounts and unconsolidated investment funds	48,269	46,273
Other	1,057	1,054

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	111,099	104,269
Investment in real estate	1,008	1,131

Total investments for account of policyholders	112,107	105,400

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6. Intangible assets

INTANGIBLE ASSETS

	June 30, 2009	Dec. 31, 2008
Goodwill	720	720
VOBA	3,902	4,119
Future servicing rights	504	522
Software	24	29
Other	32	35

Total intangible assets	5,182	5,425

7. Deferred expenses and rebates

DEFERRED EXPENSES AND REBATES

	June 30, 2009	Dec. 31, 2008
DPAC for insurance contracts and investment contracts with discretionary participation features	11,575	12,224
Deferred transaction costs for investment management services	323	307
Unamortized interest rate rebates	262	263

Total Deferred expenses and rebates	12,160	12,794

8. Share capital

SHARE CAPITAL

	June 30, 2009	Dec. 31, 2008
Share capital - par value	251	251
Share premium	7,096	7,096

Total share capital	7,347	7,347

Share capital - par value
Balance at January 1	251	258
Withdrawal	—	(12)
Share dividend	—	5

Balance	251	251

Share premium
Balance at January 1	7,096	7,101
Share dividend	—	(5)

Balance	7,096	7,096

9. Borrowings

BORROWINGS

	June 30, 2009	Dec. 31, 2008
Debentures and other loans	5,878	3,840
Commercial paper	421	428
Short term deposits	403	354
Bank overdrafts	1,165	717

Total borrowings	7,867	5,339

During Q2 2009 AEGON issued senior unsecured notes with a nominal value of EUR 1 billion due April 29, 2012. The notes, issued at a price of 99.675, carry a coupon of 7%. In addition AEGON borrowed EUR 900 million from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 1 year term and bears 1% interest per annum. The borrowing is fully collateralized.

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10. Premium income

PREMIUM INCOME

	Q2 2009	Q2 2008	Ytd 2009	Ytd 2008
Gross
Life	3,895	4,968	9,121	10,541
Non-Life	655	624	1,419	1,366

Total	4,550	5,592	10,540	11,907

Reinsurance
Life	(370)	(321)	(706)	(618)
Non-Life	(448)	(400)	(862)	(774)

Total	3,732	4,871	8,972	10,515

11. Investment income INVESTMENT INCOME
	Q2 2009	Q2 2008	Ytd 2009	Ytd 2008
Interest income	2,006	2,189	4,080	4,319
Dividend income	144	195	273	427
Rental income	41	52	88	112

Total investment income	2,191	2,436	4,441	4,858

Investment income related to general account	1,542	1,641	3,231	3,370
Investment income account of policyholders	649	795	1,210	1,488

Total	2,191	2,436	4,441	4,858

12. Result from financial transactions RESULT FROM FINANCIAL TRANSACTIONS
	Q2 2009	Q2 2008	Ytd 2009	Ytd 2008
Net fair value change of general account financial investments at FVTPL other than derivatives	95	40	(34)	(147)
Realized gains and losses on financial investments	6	(27)	126	(69)
Gains and (losses) on investments in real estate	(29)	40	(36)	64
Net fair value change of derivatives	(158)	(267)	(910)	(216)
Net fair value change on for account of policyholder financial assets at FVTPL	7,274	(2,102)	854	(10,593)
Net fair value change on investments in real estate for account of policyholders	(39)	(18)	(134)	(255)
Net foreign currency gains and (losses)	(7)	(1)	(14)	(74)
Net fair value change on borrowings and other financial liabilities	(120)	27	(91)	82
Realized gains and (losses) on repurchased debt	—	—	7	—

Total	7,022	(2,308)	(232)	(11,208)

In Q2 2009, result from financial transactions included a loss of EUR 163 million in respect of AEGON’s own credit spread, reflecting the narrowing of credit spreads seen in the market in the second quarter of 2009 (Q2 2008: loss of EUR 14 million). For the six month period ended June 30, 2009 the loss amounted to EUR 136 million (2008: gain EUR 72 million).

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13. Impairment charges/(reversals)

IMPAIRMENT CHARGES / (REVERSALS)

	Q2 2009	Q2 2008	Ytd 2009	Ytd 2008
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	422	102	855	149
Impairment reversals on financial assets, excluding receivables	(21)	(2)	(24)	(7)
Impact of the above impairments on the valuation of insurance assets and liabilities	—	—	—	(8)
Impact charges on non-financial assets and receivables	12	1	12	1

Total	413	101	843	135

Impairment charges on financial assets, excluding receivables, from:
Shares	14	27	81	39
Debt securities and money market instruments	372	70	703	96
Loans	36	5	71	14

Total	422	102	855	149

Impairment reversals on financial assets, excluding receivables, from:
Shares	—	—	—	—
Debt securities and money market instruments	(20)	(2)	(23)	(7)
Loans	(1)	—	(1)	—

Total	(21)	(2)	(24)	(7)

14. Other charges

In Q2 2009, other charges amount to a loss of EUR 385 million resulting from the sale of AEGON Taiwan. The proceeds from the sale amounted to EUR 11 million. The value of the assets and liabilities sold amounted to EUR 4,457 million and EUR 4,159 million respectively. Unrealized losses for an amount of EUR 94 million, reflecting revaluation reserves, foreign currency translation reserves and net investment hedges were recycled through the income statement. Sales expenses amounted to EUR 4 million.

15. Business combinations

On April 22, 2009 AEGON announced it has agreed to sell its Taiwanese life insurance business to Zhongwei Company Ltd. Upon signing of the agreement the control on AEGON Taiwan was transferred to the acquirer. The sale of the Taiwanese life insurance business is subject to regulatory approval and is expected to close by the end of Q3 2009.

On June 23, 2009 AEGON has completed its acquisition of Banca Transilvania’s 50% shareholding in BT AEGON, the Romanian pension business the two companies set up last year. The agreement to buy Banca Transilvania’s stake was originally announced in January of this year. AEGON paid approximately EUR 11 million for the shareholding, which gives AEGON full control of the pension business. As part of the transaction, AEGON and Banca Transilvania have signed a distribution agreement under which Banca Transilvania will continue to offer AEGON life insurance and pension products.

16. Commitments and contingencies

On May 13, 2009 a lower court in The Netherlands ruled in respect of a dispute regarding AEGON’s KoersPlan product, which is a unit-linked product, sold in substantial volumes in The Netherlands. The dispute regards transparency issues and the charges, including insurance premium included in this product. AEGON believes the court decided incorrectly and intend to appeal. The decision does not have a direct effect on claims brought by individual clients but, if this decision is ultimately upheld on appeal and/or by the Dutch Supreme Court and is followed by other courts in The Netherlands in individual cases, it could have a material adverse effect on AEGON’s financial position or profitability.

On June 5, 2009, the Dutch Supreme Court ruled in three disputes regarding securities lending (aandelenlease), including a dispute regarding AEGON’s Sprintplan product. This product was sold in the past by AEGON the Netherlands. AEGON believes these decisions are broadly in line with the earlier decisions by lower courts regarding these types of products and the policy followed by us in respect of these products which is based upon the arrangement made previously between consumers representative organizations and another supplier of these types of products in The Netherlands. AEGON does not expect the Dutch Supreme Court decision to have a material adverse effect on the company’s financial position or profitability.

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There have been no other material changes in contingent assets and liabilities reported in the 2008 consolidated financial statements of AEGON.

17. Events after the balance sheet date

On July 13, 2009, AEGON reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products. As a result of the final agreement, there will be an additional impact on the company’s embedded value of approximately EUR 70 mln after tax. The cost of improvements will be reflected in AEGON’s earnings over the remainder of the lifespan of affected policies. Consequently, no significant impact on the 2009 income statement is expected as provisions are adequate.

On August 5, 2009, the enterprise chamber of the Amsterdam court of appeals in the Netherlands ruled in favor of AEGON in connection with a dispute with harbor trade unions regarding the consolidation of equity of OPTAS, a life insurance company AEGON acquired at the beginning of 2007. The court rejected a request to order a restatement of AEGON’s financial statements. The ruling is open to appeal to the Dutch Supreme Court.

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Cautionary note regarding non-GAAP measures

These condensed consolidated interim financial statements include certain non-GAAP financial measures: underlying earnings before tax and operating earnings before tax. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 11 and 12.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

These condensed consolidated interim financial statements contain certain information about investments in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in these condensed consolidated interim financial statements that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of AEGON’s insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting AEGON’s operations, the products AEGON sells, and the attractiveness of certain products to AEGON’s consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way AEGON does business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for AEGON’s products;

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact AEGON’s adoption of the International Financial Reporting Standards may have on AEGON’s reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:     + 31 70 344 83 44

E-mail:          gcc-ir@aegon.com

ANALYSTS AND INVESTORS

Telephone:     + 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only

E-mail:          ir@aegon.com

PUBLICATION DATE FIGURES IN 2009

Thursday, November 12	Results third quarter 2009
Thursday, February 25	Results fourth quarter 2009
Thursday, May 12	Results first quarter 2010

SUPPLEMENTS

AEGON’s Q2 2009 Press Release and Q2 2009 Financial Supplement are available on AEGON’s website www.aegon.com.

ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,500 people and serve over 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s aim is to be a leading force in global financial services.

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